EXHIBIT 99.22
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[GRAPHIC OMITTED]
[VERMILION ENERGY TRUST]



                         PRESS RELEASE - APRIL 30, 2004
      VERMILION ENERGY TRUST ANNOUNCES AVENTURA ENERGY INC. SHARE TRANSFER


Vermilion Energy Trust (VET.UN - TSX) today announces a series of private transactions which were not conducted through the facilities of any stock exchange. Vermilion Resources (the "Partnership") acquired ownership on April 30, 2004 of an aggregate of 32,271,590 common shares of Aventura Energy Inc. ("Aventura") at a price of $5.10 per common share. The common shares acquired by the Partnership represent approximately 72% of the issued and outstanding common shares of Aventura. Of the total common shares of Aventura acquired by the Partnership, 30,761,280 were transferred to the Partnership by Vermilion Resources Ltd. ("VRL"), and 1,510,310 were transferred to the Partnership by 764031 Alberta Ltd. ("Numberco"). Immediately prior to these transfers, Numberco had acquired 1,510,310 common shares of Aventura from VRL. Numberco and VRL are the sole partners in the Partnership, which is an Alberta partnership.

The 32,271,590 common shares of Aventura acquired by the Partnership are subject to a lock-up agreement with BG Canada Ltd. and BG Energy Holdings Limited, in connection with BG Canada Ltd.'s offer to acquire all of the common shares of Aventura dated March 29, 2004.

VRL and Numberco may be considered to be acting jointly and in concert with the Partnership, as they are the sole partners of the Partnership.

The Trust is an international energy trust that benefits from geographically diverse production. Currently 70% of production volumes come from high quality oil and gas reserves in Canada. Upon completion of our recently announced acquisition in the Netherlands, approximately 45% of our production will be in Western Europe. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Curtis W. Hicks, Chief Financial Officer
or
Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com